EXHIBIT 99.1

Mogo Announces Close of Previously Announced Increased Investment in Canada’s Leading Crypto Platform, Coinsquare

$48.6 million transactions increase Mogo’s current ownership from 19.9% to approximately 37%

All figures in Canadian $

Vancouver, British Columbia, June 4, 2021 – Mogo Inc. (NASDAQ:MOGO) (TSX:MOGO) (“Mogo” or the “Company”), a digital payments and financial technology company, today announced that it has closed its previously announced acquisitions (the “Acquisitions”) of an additional 5.4 million common shares (“Coinsquare Shares”) of Coinsquare Ltd. (“Coinsquare”), Canada’s leading digital asset trading platform, increasing its ownership in Coinsquare from 19.9% to approximately 37%, for total aggregate consideration of $48.6 million satisfied through the issuance of an aggregate of 5,080,876 common shares of Mogo (the “Mogo Shares”). This transaction is separate from Mogo’s acquisition of an additional 2% of the outstanding Coinsquare Shares, and an option to acquire an additional 3.4% under similar terms, pursuant to a binding letter of intent dated May 31, 2021 (the “LOI”) and announced on June 1, 2021, and the existing share purchase warrant held by Mogo to acquire an additional 10.6% of the outstanding Coinsquare Shares. Mogo requires Coinsquare board approval to increase its ownership interest in Coinsquare over 49.9%. There is no certainty that the Coinsquare board of directors will grant such approval.

“We’re pleased to close this second investment in Coinsquare and to increase our ownership of the leading cryptocurrency trading platform in Canada,” said Greg Feller, President of Mogo. “Since our first investment in early February 2021, assets and volumes on the Coinsquare platform have significantly increased. The team at Coinsquare has done an excellent job building a valuable platform, and we are excited to participate in their future growth as they capitalize on long-term industry tailwinds, which will also build long-term value for Mogo shareholders.”

The Acquisitions were completed pursuant to two separate transactions: 1) the exercise by Mogo of its call option to acquire 3.2 million Coinsquare Shares (the “Call Option Shares”) from certain existing Coinsquare shareholders (the “Vendors”) pursuant to the terms of an investment agreement between Mogo, Coinsquare and certain shareholders of Coinsquare dated February 10, 2021, as amended (see press releases of Mogo dated February 11, 2021 and April 16, 2021); and 2) the purchase of 2.2 million Coinsquare Shares (the “Purchased Shares”) from Riot Blockchain Inc. (“Riot”) pursuant to the terms of a share purchase agreement between Mogo and Riot dated June 4, 2021.

The Mogo Shares issued to the Vendors and Riot (a portion of which are subject to certain escrow conditions) were qualified by the Company’s prospectus supplements dated June 3, 2021 to Company’s final short form base shelf prospectus dated April 15, 2021, and registered under the related registration statement filed with the United States Securities and Exchange Commission.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

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About Coinsquare

Since 2014 Coinsquare has provided digital asset traders a proprietary trading platform engineered to deliver a robust, secure, and intelligent interface for trading Bitcoin, Ethereum, Litecoin and other digital assets. Coinsquare’s products and services also include Coinsquare Wealth for qualified individuals and institutions. Our Wealth service provides customers with an OTC desk featuring institutional grade liquidity, dedicated account management from one of our experienced Account Directors, and a suite of other investment products focused on digital assets. For more information and terms and conditions visit https://coinsquare.com/

About Mogo

Mogo is empowering its more than one million members with simple digital solutions to help them get in control of their financial health. Through the Mogo app, consumers can access a digital spending account with Mogo Visa* Platinum Prepaid Card featuring automatic carbon offsetting, easily buy and sell bitcoin, and get free monthly credit score monitoring, ID fraud protection, and personal loans. Mogo’s wholly-owned subsidiary, Carta Worldwide, also offers a digital payments platform that powers the next-generation card programs from innovative fintech companies in Europe, North America and APAC. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

Forward-Looking Statements

This news release may contain “forward-looking statements” within the meaning of applicable securities legislation, including statements regarding future acquisitions of Coinsquare Shares by Mogo, including pursuant to the share purchase warrant and the LOI, and growth of the cryptocurrency market. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at the time of preparation, are inherently subject to significant business, economic and competitive uncertainties and contingencies, and may prove to be incorrect. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Mogo’s growth, its ability to expand into new products and markets, its expectations for its future financial performance are subject to a number of conditions, many of which are outside of Mogo’s control. Future acquisitions of Coinsquare Shares are subject to regulatory and Coinsquare board approval, and there is a risk that such approvals will not be granted on terms satisfactory to Mogo, or at all. For a description of the risks associated with Mogo’s business please refer to the “Risk Factors” section of Mogo’s current annual information form, which is available at www.sedar.com and www.sec.gov. Except as required by law, Mogo disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise.

For further information:
Craig Armitage
Investor Relations
craiga@mogo.ca
(416) 347-8954

US Investor Relations Contact
Lytham Partners, LLC
Ben Shamsian
New York | Phoenix
646-829-9701
shamsian@lythampartners.com

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